Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES ACQUISITION OF COMMON SHARES OF
ONGOLD RESOURCES LTD.

Toronto (December 23, 2024) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has completed a transaction with ONGold Resources Ltd. (TSX-V: ONAU) (“ONGold”) which resulted in Agnico Eagle acquiring 8,700,000 common shares (“Common Shares”) of ONGold.

On November 25, 2024, Yamana Gold Ontario Inc. (“Yamana”), a wholly-owned subsidiary of Agnico Eagle, and 10215825 Manitoba Ltd. (the “Buyer”), a wholly-owned subsidiary of ONGold, entered into an asset purchase agreement, pursuant to which the Buyer agreed to purchase certain assets from Yamana in exchange for, among other things, the issuance of Common Shares to Agnico Eagle (the “Transaction”). On December 20, 2024, the Transaction was completed, which resulted in Agnico Eagle acquiring 8,700,000 Common Shares.

Agnico Eagle currently owns 8,700,000 Common Shares, representing approximately 15.0% of the issued and outstanding Common Shares on a non-diluted basis. Prior to the closing of the Transaction, Agnico Eagle did not own any Common Shares.

In connection with closing of the Transaction, Agnico Eagle and ONGold entered into an investor rights agreement pursuant to which ONGold granted Agnico Eagle certain rights, provided that Agnico Eagle maintains certain ownership thresholds in ONGold, including: (a) the right to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership interest in ONGold at the time of such financing or acquire up to a 19.99% ownership interest in ONGold; and (b) the right (which Agnico Eagle has no present intention of exercising) to nominate one person (and in the case of an increase in the size of the board of directors of ONGold to eight or more directors, two persons) to the board of directors of ONGold.

Agnico Eagle acquired the Common Shares as consideration for the sale of certain assets in connection with the Transaction. Agnico Eagle may, from time to time, acquire additional Common Shares or other securities of ONGold or dispose of some or all of the Common Shares or other securities of ONGold that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Agnico Eagle Mines Limited

c/o Investor Relations

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. ONGold’s head office is located at 120 Adelaide Street West, Suite 1410, Toronto, Ontario M5H 1T1.

About Agnico Eagle

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at December 23, 2024. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, Agnico Eagle’s acquisition or disposition of securities of ONGold in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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